EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Call for Public Comments - Policy for Deployment of Ultra-Fast Broadband Infrastructure in Israel

Tel Aviv, Israel – December 19, 2018 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that the Company received a call for public comments published by the Ministry of Communications in respect of the principles of the policy for deployment of ultra-fast broadband infrastructure in Israel setting out the basis for the policy under consideration at the Ministry which, according to the Ministry, is intended to supplement the existing system of incentives and create regulatory certainty for the telecommunication companies in respect of fiber regulation

In the call for public comments, the Ministry presents initial principles according to which it is considering formulating regulation aimed at providing a solution for the different issues. The principles are as follows:

1.	Freedom of action for infrastructure owners and service providers in terms of the technology mix, subject to the principle of non-infringement of the services that a competitor can offer.

2.	Provision of wholesale services by the infrastructure owner as set out in the service portfolios, with any technological advancement in parallel to provision thereof in the existing networks.

3.	A reasonable wholesale payment for BSA services, in accordance with section 17 of the Communications (Telecommunications and Broadcasting) Law, 1982, under the following restrictions:

3.1.	A cost based tariff and not retail minus.

3.2.	A uniform flat monthly tariff without a variable capacity allocation component.

3.3.	The option of speed-based differential pricing will be weighed.

3.4.	The existence of an effective margin squeeze prevention mechanism.

3.5.	Quick implementation - the Ministry is considering, until the completion of the up-to-date study of costs, to set the controlled price for fiber-based wholesale services, based on the data currently in its possession. It should be noted that a specific hearing on the subject would be published further to the call for public comments.

4.	Formulation of an incentive mechanism for operation of advanced networks

4.1.	There is no reason to derogate from the universal service obligation applicable to Bezeq in deployment of advanced networks as well. However, Bezeq should be allowed flexibility in connecting buildings and neighborhoods based on regional demands, subject to compliance with terms to be set out in the license in this regard.

The universal service obligation will not apply to Hot in respect of advanced fiber-based networks.

4.2.	Bezeq and Hot will be given flexibility to establish a plan for operation of the network on a regional level (cities/neighborhoods).

The regions in which the infrastructure owner intends to operate a fiber network will be published for the service providers several months in advance. Bezeq will submit timetables to the Ministry for operation of the fiber network already deployed, according to the order of deployment to be proposed.

The wholesale services will be provided on Bezeq’s used and unused network, including dark fiber services. In case of barriers to implementation of use of this service, the Ministry will act to remove them. In the Ministry’s opinion, the use of Bezeq’s dark fibers by the service providers and the resulting competitive pressure will increase Bezeq’s incentive to operate its fiber network.

The deadline for a response to the call for public comments is January 31, 2019.

The Company is studying the above and intends to send the Ministry its comments.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.